The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 10, 2020

PRICING SUPPLEMENT NO.

Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-222672 and 333-222672-01
Dated January   , 2020

JPMorgan Chase Financial Company LLC Bearish Barrier Early Redeemable Market Linked Notes (with daily early redemption observation and no conditional return)

Linked to the S&P 500® Index due

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

Investment Description

Bearish Barrier Early Redeemable Market Linked Notes, which we refer to as the “Notes,” are unsecured and unsubordinated debt securities issued by JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co., with a return linked to the performance of the S&P 500® Index (the “Underlying”). The Maturity Date will be set on the Trade Date and is expected to be the third scheduled business day after the Final Valuation Date (expected to be between approximately 22 and approximately 25 months after the Trade Date). The Notes will be automatically redeemed if a Barrier Event occurs, meaning that the closing level of the Underlying is less than the Lower Barrier (which is equal to the Initial Value minus 25.00% of the Initial Value) on any day during the period from but excluding the Trade Date to and including the Final Valuation Date (the “Observation Period”). If a Barrier Event occurs, JPMorgan Financial will automatically redeem the Notes and repay your principal amount. If the Notes are not automatically redeemed, because a Barrier Event has not occurred, and the Final Value is greater than or equal to the Initial Value, JPMorgan Financial will repay your principal amount at maturity. If the Notes are not automatically redeemed, because a Barrier Event has not occurred, and the Final Value is less than the Initial Value, JPMorgan Financial will repay your principal amount plus an amount reflecting the absolute value of the Underlying Return.

If the Notes are not automatically redeemed, because a Barrier Event did not occur, and the Final Value is less than the Initial Value, the Lower Barrier is effectively a cap on your return at maturity. Because the Lower Barrier is equal to the Initial Value minus 25.00% of the Initial Value, your maximum return on the Notes at maturity is 25.00%. If the Notes are automatically redeemed or if the Final Value is greater than or equal to the Initial Value, your return on the Notes will be limited to the principal amount. You will not receive dividends or other distributions paid on any stocks included in the Underlying, and the Notes will not pay interest. The repayment of principal applies only if you hold the Notes to maturity or automatic redemption. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Financial, as issuer of the Notes, and the creditworthiness of JPMorgan Chase & Co., as guarantor of the Notes. If JPMorgan Financial and JPMorgan Chase & Co. were to default on their payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

❑   Repayment of Principal Amount upon Automatic Redemption Following a Barrier Event — JPMorgan Financial will automatically redeem the Notes if a Barrier Event occurs and will pay you the principal amount. No further payments will be made on the Notes.

❑   Repayment of Principal Amount at Maturity If the Underlying Remains Flat or Appreciates — If the Notes are not automatically redeemed, because a Barrier Event has not occurred, and the Final Value is greater than or equal to the Initial Value, JPMorgan Financial will repay your principal amount at maturity.

❑   Bearish Growth Potential at Maturity Only If the Notes are Not Automatically Redeemed — If the Notes are not automatically redeemed, because a Barrier Event has not occurred, and the Final Value is less than the Initial Value, JPMorgan Financial will repay your principal amount at maturity plus an amount reflecting the absolute value of the Underlying Return. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Financial and JPMorgan Chase & Co.

Key Dates
Trade Date	January 28, 2020
Original Issue Date (Settlement Date)[1]	January 31, 2020
Final Valuation Date[2]	A specified date that will be between November 24, 2021 and February 23, 2022
Maturity Date[2]	A specified date that will be the third scheduled business day after the Final Valuation Date (i.e., between November 30, 2021 and February 28, 2022)
[1] Expected. See “Supplemental Plan of Distribution” for more details on the expected Settlement Date.

[2] Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

THE RETURN ON THE NOTES MAY BE LESS THAN THE AMOUNT THAT WOULD BE PAID ON A CONVENTIONAL DEBT SECURITY OF COMPARABLE MATURITY. THE NOTES ARE EXPOSED TO MARKET RISK SIMILAR TO THE UNDERLYING, IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN FINANCIAL FULLY AND UNCONDITIONALLY GUARANTEED BY JPMORGAN CHASE & CO. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 6 OF THIS PRICING SUPPLEMENT, UNDER “RISK FACTORS” BEGINNING ON PAGE PS-10 OF THE ACCOMPANYING PRODUCT SUPPLEMENT AND UNDER “RISK FACTORS” BEGINNING ON PAGE US-1 OF THE ACCOMPANYING UNDERLYING SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.

Note Offering

We are offering Bearish Barrier Early Redeemable Market Linked Notes linked to the S&P 500® Index. The Notes are offered at a minimum investment of $1,000 in denominations of $1,000 and integral multiples thereof. The Initial Value and Lower Barrier will be finalized on the Trade Date and provided in the pricing supplement.

Underlying	Initial Value	Lower Barrier	CUSIP/ ISIN
S&P 500® Index (Bloomberg ticker: SPX)	•	The Initial Value minus 25.00% of the Initial Value	48132HSE3/ US48132HSE35

See “Additional Information about JPMorgan Financial, JPMorgan Chase & Co. and the Notes” in this pricing supplement. The Notes will have the terms specified in the prospectus and the prospectus supplement, each dated April 5, 2018, product supplement no. UBS-1-I dated April 5, 2018, underlying supplement no. 1-I dated April 5, 2018 and this pricing supplement. The terms of the Notes as set forth in this pricing supplement, to the extent they differ or conflict with those set forth in the accompanying product supplement, will supersede the terms set forth in that product supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement. Any representation to the contrary is a criminal offense.

	Price to Public[1]		Fees and Commissions[2]		Proceeds to Issuer
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note
Notes Linked to the S&P 500® Index		$1,000.00		$15.00		$985.00
[1]	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the Notes.
[2]	UBS Financial Services Inc., which we refer to as UBS, will receive selling commissions from us that will not exceed $15.00 per $1,000.00 principal amount Note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement, as supplemented by “Supplemental Plan of Distribution” in this pricing supplement.

If the Notes priced today and assuming a Final Valuation Date and Maturity Date equal to the later end of the range listed above, the estimated value of the Notes would be approximately $981.40 per $1,000 principal amount Note. The estimated value of the Notes, when the terms of the Notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount Note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The Notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.	J.P.Morgan

Additional Information about JPMorgan Financial, JPMorgan Chase & Co. and the Notes

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these Notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the Notes involve risks not associated with conventional debt securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

t	Product supplement no. 3-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004518/dp87527_424b2-ps3i.pdf

t	Underlying supplement no. 1-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004514/crt_dp87766-424b2.pdf

t	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, the “Issuer,” “JPMorgan Financial,” “we,” “us” and “our” refer to JPMorgan Chase Financial Company LLC.

Supplemental Terms of the Notes

For purposes of the accompanying product supplement, the S&P 500® Index is an “Index.”

Investor Suitability

The Notes may be suitable for you if, among other considerations:

t   You fully understand and are willing and able to accept the risks inherent in an investment in the Notes, including the risk of receiving little or no positive return on your investment.

t   You believe that the level of the Underlying will decrease over the term of the Notes but that the closing level of the Underlying will not decrease below the Lower Barrier on any day during the Observation Period.

t   You understand and are willing and able to accept that, if the closing level of the Underlying is below the Lower Barrier on any day during the Observation Period, a Barrier Event will occur and the Notes will be automatically redeemed and you will receive only the principal amount and that, if the Notes are not automatically redeemed and the Final Value is greater than or equal to the Initial Value, you will receive only the principal amount.

t   You understand and are willing and able to accept that, if the Notes are not automatically redeemed and if the Final Value is less than Initial Value, your return on the Notes will reflect the absolute value of the Underlying Return and that, under these circumstances, the Lower Barrier is effectively a cap on your return on the Notes.

t   You would be willing to invest in the Notes if the Final Valuation Date and Maturity Date were as early as the earlier ends of the ranges indicated on the cover hereof or as late as the later ends of the ranges indicated on the cover hereof (the actual Final Valuation Date and Maturity Date will be finalized on the Trade Date and provided in the pricing supplement and will not be earlier than the earlier ends of the ranges indicated on the cover hereof or later than the later ends of the ranges indicated on the cover hereof).

t   You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline.

t   You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in the Underlying.

t   You are willing and able to invest in Notes that may be redeemed early and you are otherwise willing and able to hold the Notes to maturity.

t   You accept that there may be little or no secondary market for the Notes and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, is willing to trade the Notes.

t   You understand and accept the risks associated with the Underlying.

t   You are willing to assume the credit risks of JPMorgan Financial and JPMorgan Chase & Co. for all payments under the Notes, and understand that if JPMorgan Financial and JPMorgan Chase & Co. default on their obligations, you may not receive any amounts due to you, including any repayment of principal.

The Notes may not be suitable for you if, among other considerations:

t   You do not fully understand or are unwilling or unable to accept the risks inherent in an investment in the Notes, including the risk of receiving little or no positive return on your investment.

t   You seek an investment that has unlimited return potential.

t   You believe that the level of the Underlying will increase over the term of the Notes or that the closing level of the Underlying will decrease below the Lower Barrier on any day during the Observation Period.

t   You are unwilling or unable to accept that, if the closing level of the Underlying is below the Lower Barrier on any day during the Observation Period, a Barrier Event will occur and the Notes will be automatically redeemed and you will receive only the principal amount and that, if the Notes are not automatically redeemed and the Final Value is greater than or equal to the Initial Value, you will receive only the principal amount.

t   You are unwilling or unable to accept that, if the Notes are not automatically redeemed and the Final Value is greater than or equal to the Initial Value, your return on the Notes will reflect the absolute value of the Underlying Return and that, under these circumstances, the Lower Barrier is effectively a cap on your return on the Notes.

t   You would be unwilling to invest in the Notes if the Final Valuation Date and Maturity Date were as early as the earlier ends of the ranges indicated on the cover hereof or as late as the later ends of the ranges indicated on the cover hereof (the actual Final Valuation Date and Maturity Date will be finalized on the Trade Date and provided in the pricing supplement and will not be earlier than the earlier ends of the ranges indicated on the cover hereof or later than the later ends of the ranges indicated on the cover hereof).

t   You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline.

t   You seek current income from your investment or prefer not to forgo dividends paid on the stocks included in the Underlying.

t   You are unwilling or unable to invest in Notes that may be redeemed early, or you are otherwise unwilling or unable to hold the Notes to maturity or you seek an investment for which there will be an active secondary market.

t   You do not understand or accept the risks associated with the Underlying.

t   You are not willing to assume the credit risks of JPMorgan Financial and JPMorgan Chase & Co. for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” section of this pricing supplement and the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement for risks related to an investment in the Notes. For more information on the Underlying, please see the section titled “The Underlying” below.

Indicative Terms
Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Issue Price:	$1,000 per Note
Principal Amount:	$1,000 per Note. The payment at maturity will be based on the principal amount.
Underlying:	S&P 500® Index
Term:	Between approximately 22 and approximately 25 months, unless automatically redeemed earlier. The actual term of the Notes will be set on the Trade Date and will not be earlier than the earlier end of the applicable range as specified on the cover of this pricing supplement or later than the later end of the applicable range as specified on the cover of this pricing supplement.
Automatic Redemption Feature:

The Notes will be automatically redeemed if a Barrier Event occurs. If the Notes are redeemed, JPMorgan Financial will pay you on the Redemption Settlement Date a cash payment of $1,000 per $1,000 principal amount Note.

Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date
Redemption Settlement Date:	The third business day after an automatic redemption has been triggered as set forth under “— Automatic Redemption Feature” above
Payment at Maturity (per $1,000 principal amount Note):

If the Notes are not automatically redeemed, because a Barrier Event has not occurred, and the Final Value is greater than or equal to the Initial Value, JPMorgan Financial will pay you a cash payment at maturity of $1,000 per $1,000 principal amount Note.

If the Notes are not automatically redeemed, because a Barrier Event has not occurred, and the Final Value is less than the Initial Value, JPMorgan Financial will pay you a cash payment at maturity per $1,000 principal amount Note equal to:

$1,000 + ($1,000 × absolute value of the Underlying Return)

Because the payment at maturity will reflect the absolute value of the Underlying Return only if a Barrier Event has not occurred and the Final Value is less than the Initial Value, the Lower Barrier is effectively a cap on your return at maturity. Because the Lower Barrier is equal to the Initial Value minus 25.00% of the Initial Value, your maximum return at maturity is 25.00% and the maximum payment at maturity is $1,250.00 per $1,000 principal amount Note.

Underlying Return:

(Final Value – Initial Value)

Initial Value

If the Notes are not redeemed automatically, because a Barrier Event has not occurred, and the Final Value is less than the Initial Value, your payment at maturity will be based on the absolute value of the Underlying Return. For example, if the Underlying Return is -5%, the absolute value of the Underlying Return will equal 5%.

Barrier Event:	A Barrier Event occurs if the closing level of the Underlying on any day during the Observation Period is less than the Lower Barrier.
Lower Barrier:	The Initial Value minus 25.00% of the Initial Value
Initial Value:	The closing level of the Underlying on the Trade Date
Final Value:	The closing level of the Underlying on the Final Valuation Date
Investment Timeline

Trade Date	The Final Valuation Date, the Maturity Date, the closing level of the Underlying (Initial Value) and the Lower Barrier are determined.

Every Day during the Observation Period

The closing level of the Underlying is observed.

The Notes will be redeemed automatically if a Barrier Event occurs. If the Notes are redeemed, JPMorgan Financial will pay you on the Redemption Settlement Date a cash payment of $1,000 per $1,000 principal amount Note.

Maturity Date

If the Notes are not automatically redeemed, because a Barrier Event has not occurred, and the Final Value is greater than or equal to the Initial Value, JPMorgan Financial will pay you a cash payment at maturity of $1,000 per $1,000 principal amount Note.

If the Notes are not automatically redeemed, because a Barrier Event has not occurred, and the Final Value is less than the Initial Value, JPMorgan Financial will pay you a cash payment at maturity per $1,000 principal amount Note equal to:

$1,000 + ($1,000 × absolute value of the Underlying Return)

Because the payment at maturity will reflect the absolute value of the Underlying Return only if a Barrier Event has not occurred and the Final Value is less than the Initial Value, the Lower Barrier is effectively a cap on your return at maturity. Because the Lower Barrier is equal to the Initial Value minus 25.00% of the Initial Value, your maximum return at maturity is 25.00% and the maximum payment at maturity is $1,250.00 per $1,000 principal amount Note.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. IF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. WERE TO DEFAULT ON THEIR PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

What Are the Tax Consequences of the Notes?

TREATMENT AS CONTINGENT PAYMENT DEBT INSTRUMENTS

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments,” in the accompanying product supplement no. 3-I.  Unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, we intend to treat the Notes for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this treatment is respected, as discussed in that subsection, you generally will be required to accrue original issue discount (“OID”) on your Notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the Notes until maturity. Subject to the occurrence of a Barrier Event, upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the Note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the Note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations.  Special rules may apply if the Additional Amount is treated as becoming fixed prior to maturity. You should consult your tax adviser concerning the application of these rules. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of Notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in Notes, including the treatment of the difference, if any, between the basis in their Notes and the Notes’ adjusted issue price.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). In light of the bearish economics of the notes, payment on the notes to Non-U.S. Holders will not be subject to Section 871(m).

Withholding under legislation commonly referred to as “FATCA” may apply to the payment on your Notes at maturity, as well as to the gross proceeds of a sale or other disposition of a Note prior to maturity, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the Notes.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Comparable Yield and Projected Payment Schedule

We will determine the comparable yield for the Notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the Notes, which we will file with the SEC. Although it is not entirely clear how the comparable yield and projected payment schedule should be determined when a debt instrument may be automatically redeemed prior to maturity, we will determine the comparable yield based upon the term to maturity of the notes assuming no automatic redemption occurs and a variety of other factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities at the time of issuance. If the Notes had priced on January 7, 2020 and we had determined the comparable yield on that date, it would have been an annual rate of 2.10%, compounded semiannually. The actual comparable yield that we will determine for the Notes may be higher or lower than 2.10%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount of any payment that we will pay on the Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

Risks Relating to the Notes Generally

t	The Return on the Notes May Be Less Than the Amount That Would Be Paid on a Conventional Debt Security of Comparable Maturity — You may receive a lower payment at maturity than you would have received if you had invested in a traditional fixed-rated debt security of a similar term from us or if you had invested directly in the Underlying, the securities included in the Underlying or contracts relating to the Underlying for which there is an active secondary market. If the Notes are automatically redeemed, because a Barrier Event has occurred, or if the Notes are not automatically redeemed and the Final Value is greater than or equal to the Initial Value, you will receive only the principal amount and will receive no positive return on your investment. Even if the Notes are not automatically redeemed, because a Barrier Event has not occurred, and the Final Value is less than the Initial Value, you may receive a lower payment at maturity than you would have received if you had invested in a traditional fixed-rated debt security of a similar term from us. You will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

t	Credit Risks of JPMorgan Financial and JPMorgan Chase & Co. — The Notes are unsecured and unsubordinated debt obligations of the Issuer, JPMorgan Chase Financial Company LLC, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. The Notes will rank pari passu with all of our other unsecured and unsubordinated obligations, and the related guarantee JPMorgan Chase & Co. will rank pari passu with all of JPMorgan Chase & Co.’s other unsecured and unsubordinated obligations. The Notes and related guarantees are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of JPMorgan Financial and JPMorgan Chase & Co. to satisfy their obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Financial and JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Financial and JPMorgan Chase & Co. were to default on their obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

t	As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Limited Assets — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the Notes. If these affiliates do not make payments to us and we fail to make payments on the Notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

t	The Appreciation Potential of the Notes Is Limited by the Lower Barrier If the Notes are Not Automatically Redeemed and the Final Value Is Less Than the Initial Value — Because the payment at maturity will reflect the absolute value of the Underlying Return only if a Barrier Event has occurred and the Final Value is less than the Initial Value, the Lower Barrier is effectively a cap on your return at maturity. Because the Lower Barrier is equal to the Initial Value minus 25.00% of the Initial Value, your maximum return at maturity is 25.00% and the maximum payment at maturity is $1,250.00 per $1,000 principal amount Note.

t	You Will Receive Only the Principal Amount If the Notes Are Automatically Redeemed or If the Final Value Is Greater Than or Equal to the Initial Value — If the Notes are automatically redeemed or if the Notes are not automatically redeemed and the Final Value is greater than or equal to the Initial Value, you will receive only the principal amount, regardless of any appreciation or depreciation of the Underlying, which may be significant.

t	The Repayment of Principal Applies Only If You Hold the Notes to Maturity or Automatic Redemption — You should be willing to hold your Notes to maturity or automatic redemption. If you are able to sell your Notes in the secondary market, if any, prior to maturity, you may have to sell them at a loss relative to your initial investment even if the closing level of the Underlying is below the Initial Value. If you hold the Notes to maturity or automatic redemption, JPMorgan Financial will repay at least your principal amount. The repayment of principal applies only if you hold your Notes to maturity or automatic redemption.

t	Reinvestment Risk — If your Notes are automatically redeemed early, the holding period could be as short as a few business days. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable rate of return for a similar level of risk in the event the Notes are automatically redeemed prior to the Maturity Date.

t	No Interest Payments — JPMorgan Financial will not make any interest payments to you with respect to the Notes.

t	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes and making the assumptions used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set, which we refer to as the estimated value of the Notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

t	The Probability That the Notes Will Be Automatically Redeemed Depends on the Volatility of the Underlying — “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. Greater expected volatility with respect to the Underlying reflects a higher expectation as of the Trade Date that the Notes will be automatically redeemed, resulting in the loss of the opportunity to earn a return on the Notes at maturity based on the absolute value of the Underlying Return. However, the Underlying’s volatility can change significantly over the term of the Notes. The level of the Underlying could fall sharply, which could trigger an automatic redemption and result in your receiving only the principal amount.

t	The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes — The estimated value of the Notes is only an estimate determined by reference to several factors. The original issue price of the Notes will exceed the estimated value of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

t	The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates — The estimated value of the Notes is determined by reference to internal pricing models of our affiliates when the terms of the Notes are set. This estimated value of the Notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the estimated value of the Notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

t	The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate — The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

t	The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period — We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).

t	Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes — Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes. As a result, the price, if any, at which JPMS will be willing to buy Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk factor for information about additional factors that will impact any secondary market prices of the Notes.

The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity. See “— Lack of Liquidity” below.

t	Many Economic and Market Factors Will Impact the Value of the Notes — As described under “The Estimated Value of the Notes” in this pricing supplement, the Notes can be thought of as securities that combine a fixed-income debt component with one or more derivatives. As a result, the factors that influence the values of fixed-income debt and derivative instruments will also influence the terms of the Notes at issuance and their value in the secondary market. Accordingly, the secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Underlying, including:

t	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;

t	customary bid-ask spreads for similarly sized trades;

t	our internal secondary market funding rates for structured debt issuances;

t	the actual and expected volatility in the level of the Underlying;

t	the time to maturity of the Notes;

t	the likelihood of an automatic redemption being triggered;

t	the dividend rates on the equity securities included in the Underlying;

t	interest and yield rates in the market generally; and

t	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market.

t	Investing in the Notes Is Not Equivalent to Investing in the Equity Securities Included in the Underlying — Investing in the Notes is not equivalent to investing in the equity securities included in the Underlying. As an investor in the Notes, you will not have any ownership interest or rights in the equity securities included in the Underlying, such as voting rights, dividend payments or other distributions.

t	We Cannot Control Actions by the Sponsor of the Underlying and That Sponsor Has No Obligation to Consider Your Interests — We and our affiliates are not affiliated with the sponsor of the Underlying and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the Underlying. The sponsor of the Underlying is not involved in this Note offering in any way and has no obligation to consider your interest as an owner of the Notes in taking any actions that might affect the market value of your Notes.

t	Your Return on the Notes Will Not Reflect Dividends on the Equity Securities Included in the Underlying — Your return on the Notes will not reflect the return you would realize if you actually owned the equity securities included in the Underlying and received the dividends on those equity securities.

t	No Assurances That the Investment View Implicit in the Notes Will Be Successful — While the Notes are structured to provide returns in a bearish environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

t	Lack of Liquidity — The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.

t	Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates — JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and that may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold investments linked to the Underlying and could affect the level of the Underlying, and therefore the market value of the Notes.

t	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

t	Potential JPMorgan Financial Impact on the Level of the Underlying — Trading or transactions by JPMorgan Financial or its affiliates in the Underlying and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying may adversely affect the level of the Underlying and, therefore, the market value of the Notes.

t	The Final Terms, Including the Final Valuation Date and the Maturity Date, and Valuation of the Notes Will Be Finalized on the Trade Date and Provided in the Pricing Supplement — The final terms of the Notes will be based on relevant market conditions when the terms of the Notes are set and will be finalized on the Trade Date and provided in the pricing supplement. In particular, the Final Valuation Date and Maturity Date will not be fixed until the Trade Date. The Final Valuation Date and Maturity Date could be as early as the earlier ends of the ranges and as late as the later ends of the ranges set forth, as applicable, on the cover of this pricing supplement. In addition, the estimated value of the Notes will be finalized on the Trade Date and provided in the pricing supplement and may be as low as the minimum for the estimated value of the Notes set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the Notes based on the full ranges for the Final Valuation Date and Maturity Date and the minimum for the estimated value of the Notes.

Risks Relating to the Underlying

♦	JPMorgan Chase & Co. Is Currently One of the Companies that Make Up the Underlying — JPMorgan Chase & Co. is currently one of the companies that make up the Underlying. JPMorgan Chase & Co. will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Underlying and the Notes.

Hypothetical Examples and Return Table

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The following table and hypothetical examples below illustrate the payment at maturity per $1,000 principal amount Note for a hypothetical range of Underlying Returns from -100.00% to +100.00% on an offering of the Notes linked to a hypothetical Underlying, and assume a hypothetical Initial Value of 100 and a hypothetical Lower Barrier of 85 (equal to the hypothetical Initial Value minus 15.00% of the hypothetical Initial Value). The hypothetical Initial Value of 100 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be based on the closing level of the Underlying on the Trade Date and will be provided in the pricing supplement. For historical data regarding the actual closing levels of the Underlying, please see the historical information set forth under “The Underlying” in this pricing supplement. The actual Lower Barrier will be finalized on the Trade Date and provided in the pricing supplement. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Notes. The actual payment on the Notes may be more or less than the amounts displayed below and will be determined based on the actual terms of the Notes, including the Initial Value and the Lower Barrier to be finalized on the Trade Date and provided in the pricing supplement and the Final Value on the Final Valuation Date. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Final Value	Underlying Return (%)	The Notes are Automatically Redeemed (1)			The Notes Are Not Automatically Redeemed (1)
		Payment Upon Automatic Redemption ($)	Return on the Redemption Settlement Date per $1,000 issue price (%)	Absolute Value of the Underlying Return	Payment at Maturity ($)	Return at Maturity per $1,000 issue price (%)
200.00	100.00%	N/A	N/A	N/A	$1,000.00	0.00%
190.00	90.00%	N/A	N/A	N/A	$1,000.00	0.00%
180.00	80.00%	N/A	N/A	N/A	$1,000.00	0.00%
170.00	70.00%	N/A	N/A	N/A	$1,000.00	0.00%
160.00	60.00%	N/A	N/A	N/A	$1,000.00	0.00%
150.00	50.00%	N/A	N/A	N/A	$1,000.00	0.00%
140.00	40.00%	N/A	N/A	N/A	$1,000.00	0.00%
130.00	30.00%	N/A	N/A	N/A	$1,000.00	0.00%
120.00	20.00%	N/A	N/A	N/A	$1,000.00	0.00%
115.00	15.00%	N/A	N/A	N/A	$1,000.00	0.00%
110.00	10.00%	N/A	N/A	N/A	$1,000.00	0.00%
105.00	5.00%	N/A	N/A	N/A	$1,000.00	0.00%
102.00	2.00%	N/A	N/A	N/A	$1,000.00	0.00%
101.00	1.00%	N/A	N/A	N/A	$1,000.00	0.00%
100.00	0.00%	N/A	N/A	N/A	$1,000.00	0.00%
99.99	-0.01%	N/A	N/A	0.01%	$1,000.10	0.01%
99.50	-0.50%	N/A	N/A	0.50%	$1,005.00	0.50%
99.00	-1.00%	N/A	N/A	1.00%	$1,010.00	1.00%
98.00	-2.00%	N/A	N/A	2.00%	$1,020.00	2.00%
95.00	-5.00%	N/A	N/A	5.00%	$1,050.00	5.00%
90.00	-10.00%	N/A	N/A	10.00%	$1,100.00	10.00%
85.00	-15.00%	N/A	N/A	15.00%	$1,150.00	15.00%
84.99	-14.99%	$1,000.00	0.00%	N/A	N/A	N/A
80.00	-20.00%	$1,000.00	0.00%	N/A	N/A	N/A
70.00	-30.00%	$1,000.00	0.00%	N/A	N/A	N/A
60.00	-40.00%	$1,000.00	0.00%	N/A	N/A	N/A
50.00	-50.00%	$1,000.00	0.00%	N/A	N/A	N/A
40.00	-60.00%	$1,000.00	0.00%	N/A	N/A	N/A
30.00	-70.00%	$1,000.00	0.00%	N/A	N/A	N/A
20.00	-80.00%	$1,000.00	0.00%	N/A	N/A	N/A
10.00	-90.00%	$1,000.00	0.00%	N/A	N/A	N/A
0.00	-100.00%	$1,000.00	0.00%	N/A	N/A	N/A

(1) The Notes are automatically redeemed if a Barrier Event occurs, meaning the closing level of the Underlying on any day during the Observation Period is below the Lower Barrier.

EXAMPLE 1 ASSUMES THAT THE NOTES ARE AUTOMATICALLY REDEEMED

Example 1 — The level of the Underlying decreases by 20% from the Initial Value of 100 to a closing level of 80 on a day during the Observation Period. Because the closing level of the Underlying is below the Lower Barrier on any day during the Observation Period, JPMorgan Financial will automatically redeem the Notes and repay you your principal amount of $1,000 per $1,000 principal amount Note.

EXAMPLES 2 AND 3 ASSUME THAT THE NOTES ARE NOT AUTOMATICALLY REDEEMED

Example 2 — The level of the Underlying increases by 10% from the Initial Value of 100 to the Final Value of 110. Although the Underlying Return is positive, because the Notes are not automatically redeemed and the Final Value is greater than the Initial Value, JPMorgan Financial will pay you only your principal amount of $1,000 per $1,000 principal amount Note.

Example 3 — The level of the Underlying decreases by 5% from the Initial Value of 100 to the Final Value of 95. Although the Underlying Return is negative, because the Notes are not automatically redeemed and the Final Value is less than the Initial Value, JPMorgan Financial will pay you your principal amount plus an amount representing the absolute value of the Underlying Return, which is 5%, resulting in a payment at maturity of $1,050 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × absolute value of Underlying Return)
$1,000 + ($1,000 × 5%) = $1,050

The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term or until automatic redemption. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

The Underlying

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

Historical Information

The following table sets forth the quarterly high and low closing levels of the Underlying, based on daily closing levels of the Underlying as reported by the Bloomberg Professional® service (“Bloomberg”), without independent verification. The information given below is for the four calendar quarters in each of 2015, 2016, 2017, 2018 and 2019. Partial data is provided for the first calendar quarter of 2020. The closing level of the Underlying on January 9, 2020 was 3,274.70. The actual Initial Value will be the closing level of the Underlying on the Trade Date. We obtained the closing levels of the Underlying above and below from Bloomberg, without independent verification. You should not take the historical levels of the Underlying as an indication of future performance.

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Close
1/1/2015	3/31/2015	2,117.39	1,992.67	2,067.89
4/1/2015	6/30/2015	2,130.82	2,057.64	2,063.11
7/1/2015	9/30/2015	2,128.28	1,867.61	1,920.03
10/1/2015	12/31/2015	2,109.79	1,923.82	2,043.94
1/1/2016	3/31/2016	2,063.95	1,829.08	2,059.74
4/1/2016	6/30/2016	2,119.12	2,000.54	2,098.86
7/1/2016	9/30/2016	2,190.15	2,088.55	2,168.27
10/1/2016	12/31/2016	2,271.72	2,085.18	2,238.83
1/1/2017	3/31/2017	2,395.96	2,257.83	2,362.72
4/1/2017	6/30/2017	2,453.46	2,328.95	2,423.41
7/1/2017	9/30/2017	2,519.36	2,409.75	2,519.36
10/1/2017	12/31/2017	2,690.16	2,529.12	2,673.61
1/1/2018	3/31/2018	2,872.87	2,581.00	2,640.87
4/1/2018	6/30/2018	2,786.85	2,581.88	2,718.37
7/1/2018	9/30/2018	2,930.75	2,713.22	2,913.98
10/1/2018	12/31/2018	2,925.51	2,351.10	2,506.85
1/1/2019	3/31/2019	2,854.88	2,447.89	2,834.40
4/1/2019	6/30/2019	2,954.18	2,744.45	2,941.76
7/1/2019	9/30/2019	3,025.86	2,840.60	2,976.74
10/1/2019	12/31/2019	3,240.02	2,887.61	3,230.78
1/1/2020	1/9/2020*	3,274.70	3,234.85	3,274.70

*As of the date of this pricing supplement, available information for the first calendar quarter of 2020 includes data for the period from January 1, 2020 through January 9, 2020. Accordingly, the “Quarterly Closing High,” “Quarterly Closing Low” and “Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2020.

The graph below illustrates the daily performance of the Underlying from January 4, 2010 through January 9, 2020, based on information from Bloomberg, without independent verification. The dotted line represents a hypothetical Lower Barrier of 2,456.03, equal to the closing level of the Underlying on January 9, 2020 minus 25.00% of that closing level. The actual Lower Barrier will be finalized on the Trade Date and provided in the pricing supplement and will be equal to the Initial Value minus 25.00% of the Initial Value.

Past performance of the Underlying is not indicative of the future performance of the Underlying.

The historical performance of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on the Trade Date, any day during the Observation Period or on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying will result in the return of more than your principal amount at maturity.

Supplemental Plan of Distribution

We and JPMorgan Chase & Co. have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We will agree that UBS may sell all or a part of the Notes that it purchases from us to the public or its affiliates at the price to public indicated on the cover hereof.

Subject to regulatory constraints, JPMS intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Supplemental Use of Proceeds” in this pricing supplement and “Use of Proceeds and Hedging” in the accompanying product supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Trade Date of the Notes (this settlement cycle being referred to as “T+3”).  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Estimated Value of the Notes

The estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The estimated value of the Notes does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding values of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. For additional information, see “Key Risks — Risks Relating to the Notes Generally — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the Notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Key Risks — Risks Relating to the Notes Generally — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to UBS, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Key Risks — Risks Relating to the Notes Generally — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see “Key Risks — Risks Relating to the Notes Generally — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be up to five months. The length of any such initial period reflects secondary market volumes for the Notes, the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by our affiliates. See “Key Risks — Risks Relating to the Notes Generally — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes. See “Hypothetical Examples and Return Table” in this pricing supplement for an illustration of the risk-return profile of the Notes and “The Underlying” in this pricing supplement for a description of the market exposure provided by the Notes.

The original issue price of the Notes is equal to the estimated value of the Notes plus the selling commissions paid to UBS, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.